4imprint Group plc

23 February 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the
U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	*Document*
21.02.05	Full year results

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully

P.P. T.D. Hallam

dlw 3/8

Andrew Scull
Company Secretary

4imprint Group PLC
21 February 2005

Press Release 21 February 2005

4imprint Group plc

Preliminary Results for the 53 weeks ended 31 December 2004

4imprint Group plc announces today its unaudited preliminary results for the 53 weeks ended 31 December 2004.

Highlights

- Pre tax profit before exceptional items, goodwill amortisation and impairment and pension charges was £5.37m compared with a loss of £2.39m in 2003.
- Pre tax profit was £3.41m compared with a loss of £10.83m in 2003.
- Net cash increased by £5.09m to £12.75m at the end of 2004.
- Proposed share buy back programme to return up to £10m to shareholders.
- Taxation benefit of £2.75m produced post tax profits of £6.16m producing an EPS of 21.53p (2003: loss per share of 28.34p).
- Strong growth in the US Direct Marketing division, the core US web and catalogue trading company.
- AiA, the US Franchise business, achieves near £1m operating profit through restructuring and strong controls.
- A final dividend of 3.5p is proposed bringing the total for the period to 5.25p (2003: Final dividend 3p, total dividend 4p).

Commenting on the results, Ken Minton, Executive Chairman said:

'The benefits of the major restructuring programme carried out in the Group are evident in the results and the second half was particularly strong. Cash generation was impressive and the proposed share buy back programme will benefit

shareholders. The Group expects to make further progress in 2005.'

-Ends-

For further information, please contact:

4imprint Group plc
Ken Minton, Chairman Tel: +44 (0) 161 272 4000

Chairman's Statement

Shareholders will be pleased to see that the recovery in the performance of their company, already evident in the interim results, continued and strengthened in the second half of 2004.

Turnover at £93.59m was marginally below that of 2003, but this masks a very strong performance in our principal business divisions, offset by elimination of low margin activities.

Operating profit before exceptional items, goodwill amortisation and pension charges was £5.08m. This excellent performance was achieved through very strong performances at the European Direct Marketing and Corporate Programmes division where operating profits were almost double those of 2003; in US Direct Marketing where operating profits were almost three times those of 2003 and at the US Franchising division where operating profits of near £1m were achieved, compared with the substantial loss of 2003, reflecting the achievements of the management of that division in bringing the business onto a strongly controlled and sound footing. The European Premium Promotions division suffered from a strong competitive environment and reduced spend by some major clients; and operating profits were lower than last year. Here, we have carried out significant restructuring and refocusing to bring back profitability to desired levels. At the Corporate level, major changes have been made in the overhead structure, and ongoing costs have been significantly reduced.

After exceptional operating charges and pension charges, operating profit before goodwill amortisation was £3.40m and this figure reduced to £3.12m after goodwill amortisation. Net interest income was £0.29m, bringing Pre tax profits before exceptionals, goodwill amortisation and pension charges to £5.37m and after exceptionals, goodwill amortisation and pension charges to £3.41m.

The taxation credit of £2.75m comprises principally a previous years adjustment of £1.95m and a deferred tax credit of £0.76m. After tax profit increased to £6.16m compared with a post tax loss of £8.14m in 2003. Earnings per share were 21.53p compared with a loss per share of 28.34p in 2003.

The intrinsic cash generating feature of the 4imprint business was clearly demonstrated by a net cash inflow for the year of £5.09m which arose from the strong operating performance and reduction in working capital, producing a net cash balance of £12.75m at the year end.

Share Buy Back

The Board intends that substantial growth of shareholder value shall be the key objective in the strategic development of the Group. The Board has considered carefully the forward cash generation of the Group, its needs for cash to support its growth, and its responsibility for pensions and other requirements. As a result, the Board believes it should return a substantial portion of its current net cash resource to Shareholders.

The Board has therefore decided to seek Shareholders' approval at its AGM on 6 April to undertake a share buy back programme, involving a return of up to £10m to Shareholders through this mechanism. Details of how this will be done will be communicated to Shareholders in due course.

The Board

Two of my Board colleagues, Edward Bramson, who was my predecessor as Chairman, and Matthew Peacock who is a Non-Executive Director have expressed their desire to resign from the Board and will leave the Group after the AGM on the 6 April 2005. Edward and Matthew who are both principals of the specialist turnround Group, Hanover Investors, were responsible for executing the major changes in the management of 4imprint and setting the Group on the way to recovery. We are grateful to both, for the enormous contribution they have made to the Group's recovery. The Board also welcomes two new Executive Directors; Gillian Davies who in December last year was appointed Group Finance Director and Andrew Scull who in November last year was appointed Corporate Services Director and Legal Counsel. We are delighted to have them on the Board.

People

The 4imprint Group has been through a necessary process of major change over the recent past. The fact that these changes are now bringing renewed health and prosperity to the Group is a tribute to all employees who have responded so well to these challenges. We are grateful, on Shareholders' behalf, to everyone in 4imprint, for all that has been achieved.

Dividend

The Board is recommending a final dividend of 3.5p, which will bring the total dividend for the period to 5.25p (2003: Final dividend 3p, total dividend 4p).

Outlook

The general trading climate for the Group's business at the start of this year is similar to that which prevailed during the second half of last year. Against that background, and with a full year's benefit from operating changes made in 2004, the Board expects the Group to achieve further progress in 2005.

Ken Minton
Executive Chairman
21 February 2005

Finance Director's Report

Turnover and operating profit

Group turnover for the period was £93.59 million, 99% of 2003, although, at constant currency, results would be 105% of 2003.

2004 operating profit before exceptional items, goodwill amortisation and pension charges (both ongoing defined contribution charges and charges arising from the revaluation of the defined benefit scheme in 2004) increased to £5.08m from a loss of £2.40m in 2003. There has been a strong performance from all businesses with a combination of increased sales, margin focus, exiting unprofitable business and tight cost control. At constant currency, operating profit of the US businesses would have been £0.39m higher. The Group's pension fund triennial valuation was completed during the year and this has resulted in a £0.91m charge to operating profit (2003: £0.02m credit), ongoing defined contribution pension charges are £0.24m (2003: £0.25m).

In each company turnover and operating profit are recognised upon delivery of goods to the customer. Turnover for the franchise division is the fee income received from the franchisee on the sale of goods.

Exceptional items

The exceptional items include the costs of a product recall in the European Premium Promotions division (£0.27m), scaling down its French office and restructuring its UK business (£0.09m), as well as restructuring the UK Direct Marketing and Corporate Programmes division (£0.17m).

Segment reporting

Results are presented in four segments which represent the four separate

divisions of the Group. Each division has its own management team, is managed as a separate profit entity and is self contained with the exception of the US Direct Marketing and US Franchising divisions which share premises and systems. Each segment has a different market place or route to market and different risks, rewards and fixed and working capital demands.

Interest

Interest income increased to £0.29m from £0.01m in the previous year. Interest income includes interest on the deferred consideration arising on the sale of a US supplier business in 1999, as well as interest payable on a US dollar loan held in the UK as a hedge against the US dollar deferred consideration. The majority of the Group's cash balance is held and invested in the UK.

Taxation

The Group tax credit of £2.75m arose from the resolution of prior year tax issues resulting in a credit of £1.95m and recognition of deferred tax assets in line with FRS 19. Excluding these items the Group effective tax rate for the year would be 25.8%. The Group's long term underlying tax rate is expected to be between 30% and 34%; however it is expected that the 2005 rate will benefit from the recognition of a deferred tax asset on US goodwill.

Pensions

	2004	2003
	£'000	£'000
Pension charges are made up as follows:		
Defined contribution plans	247	254
Defined benefit scheme	907	(16)
	1,154	238

Most current employees are members of defined contribution schemes and the regular ongoing contribution to these schemes is £0.25m (2003: £0.25m).

In addition the Group has liabilities for the defined benefit scheme which has been closed to new members for 4 years. Membership of the scheme is 6 active, 1,539 deferred and 1,018 pensioners at the date of the last valuation.

The Trustee Company Directors together with the actuaries and in consultation with the Company have finalised the results of the April 2004 actuarial valuation, the details of which are included in the notes to the accounts. The valuation resulted in a pre tax deficit of £11.3m compared to a pre tax surplus of £0.8m at the last valuation in April 2001. The principal factors causing the deficit are the investment experience over the period together with an update in mortality assumptions.

The Company has accounted for pensions on a SSAP 24 basis in 2004. The SSAP 24

profit and loss account charge is £0.91m, representing a regular cost of £0.24m and a charge relating to the actuarial deficit of £0.67m. Contributions by the Company of £1.44m have been made in the period, resulting in a total pension prepayment at the end of the period of £1.66m (increased from £1.13m in 2003).

Following the valuation, the Company and the Directors of the Trustee Company will agree a revised schedule of contributions.

On an FRS 17 basis, the pension scheme deficit is £12.59m, net of deferred taxation. Following the adoption of International Financial Reporting Standards in 2005, any deficit calculated on an IAS 19 basis will be included in the Company's Balance Sheet, with a corresponding reduction in reserves.

Earnings per share and dividends

Earnings per share are 21.53p (2003: loss per share 28.34p).

The Board has proposed a final dividend for the year of 3.5p (2003: 3p), bringing the total dividend for the period to 5.25p (2003: 4p) an increase of 31%.

Cash flow

The Group generated cash in the period of £5.09m resulting in a closing cash balance of £12.75m. Strong cash generation was due to improved operating profit, reduction in working capital around the Group and sales growth in businesses which require a relatively low working capital investment.

Growth in the Direct Marketing businesses has a low working capital requirement whereas growth in the Corporate Programmes or US Franchising businesses necessitates heavier investment in working capital.

A share buy back programme to return cash of up to £10m to shareholders has been proposed.

Balance sheet and shareholders' funds

Shareholders' funds increased to £34.88m (2003: £31.69m) due to strong profitability and relatively low fixed and working capital investment.

In respect of the US franchising business, the turnover includes only royalty revenues earned on sales of goods to customers, whereas working capital balances include the full outstanding liabilities in relation to the sales as well as the full outstanding debt due from the franchise owners.

Current debtors include £1.67m of deferred consideration due to the Company in respect of the disposal of a US supplier business in 1999.

Exchange and cash management

The average US dollar exchange rate during the course of the year was $1.8312 (2003: $1.6425) to the pound. The exchange rate at the balance sheet date was $1.9031 (2003: $1.7757). This resulted in a reduction of US dollar denominated assets of £0.64m.

The Group does not currently hedge the translation exposure of profits and assets of its US subsidiaries.

Treasury policy is centrally to manage the financial requirements and risk of the divisions that arise in relation to business needs. The Group operates cash pooling arrangements on currency accounts for its US operations and separately for its UK and European operations to maximise interest income and actively holds the majority of cash in the UK on deposit.

Accounting standards

During the year the Group adopted UITF Abstract 38 'Accounting for ESOP trusts'. This led to a reclassification of interests in own shares from fixed asset investments to profit and loss reserves.

The Group will adopt International Financial Reporting Standards (IFRS) in 2005. The principal impact on the Group will be as a result of the adoption of IAS 19 'Employee benefits', IFRS 2 'Share based Payment' and IAS 10 'Events after the balance sheet date' together with the associated tax implications. The 2004 results and Balance Sheet will be restated on an IFRS basis for inclusion in the 2005 half year accounts.

Gillian Davies
Group Finance Director
21 February 2005

Operating Review

European Premium Promotions

	2004 £'000	2003 £'000
Turnover	13,328	15,854
Operating profit pre exceptional items, goodwill amortisation and pension charges	932	1,589
Operating profit	410	1,423

This division comprises the Product Plus International company based in London, which specialises in the supply of promotional products and services to a range of blue chip clients.

Trading conditions have been difficult throughout the period for the European Premium Promotions business with strong competition and a lull in growth in overall corporate spend in the sector. In the second half of the year the business achieved sales of £6.8m, 73% of H2 2003 which included particularly high client spend from two sectors. Total sales for the year are 84% of prior year and, following tight cost control, operating profit pre exceptional items, goodwill amortisation and pension charges is 59% of prior year.

The business has undertaken a full review of its profitability during 2004 and as a result has downsized its French subsidiary, ensuring that customer service is unaffected and support services are provided wherever possible from the UK. It has also undertaken restructuring at its UK Head Office re-aligning its Business Units to the key business segments they serve. The restructuring resulted in a one off exceptional cost of £0.09m. Following this restructuring the business is well placed to respond to the competitive landscape going forward.

An exceptional charge of £0.26m in the year relates to the cost of a product recall which is treated as exceptional due to its rare occurrence and size.

European Direct Marketing and Corporate Programmes

	2004	2003
	£'000	£'000
Turnover	35,727	34,844
Operating profit pre exceptional items, goodwill amortisation and pension charges	1,886	1,008
Operating profit	1,505	776

The Manchester based business which accounts for over 85% of this division's sales, comprises of the following divisions:

(a) Trade division - supplies a wide range of promotional products on a regular basis to end users and intermediate suppliers of end users. It provides bespoke printing and imprinting services through its own 'in house' laser printing facilities. The sector had an excellent year with sales up 6% on 2003.

(b) Corporate Programmes division - this division builds on its product base by providing sophisticated design and artwork and additional support functions, including warehousing, distribution and product range consultancy, for specific corporate promotional programmes for major clients. The division generated flat sales as low value contracts were

terminated as part of the drive to improve the profitability of this sector.

(c) Direct Marketing and Field Sales - both sales and profits increased in this sector. In Direct Marketing, which uses catalogue and web selling techniques, a major drive is being implemented to accelerate the growth of this important area using the advanced skills and methods employed by 4imprint Inc in the US.

Kreyer Promotions, in Germany, increased its turnover by 10% as a result of reinforced sales efforts and securing several new customers and there was a corresponding increase in profitability. This was augmented by increased purchasing from the Far East.

The European Direct Marketing and Corporate Programmes division's current cost base and margin focus leave it well placed to move forward in 2005.

US Direct Marketing

	2004 US$'000	2004 £'000	2003 US$'000	2003 £'000
Turnover	73,083	39,910	64,180	39,075
Operating profit pre pension charges	4,582	2,502	1,597	972
Operating profit	4,382	2,393	1,403	854

This division based in Oshkosh Wisconsin has two separate activities, the core Direct Marketing business and a smaller Corporate Programmes business.

4imprint Inc's core business, which represents over 80% of its sales is the Direct Marketing of promotional products covering US and Canada, using sophisticated web and catalogue skills and technologies. It is one of the foremost companies in the sector with a reputation for service and innovation. It is growing strongly. Sales were up 17% on 2003 and total orders received grew by 20%. New customer orders grew by 27% and orders placed through the web grew by 60%. Overall a third of the total orders are made through the web. 4imprint Inc's strategy is to grow as a multichannel direct marketer integrating direct mail, internet and telephone strategies to acquire and retain customers. It is backed up by strong supplier relationships and procurement strategies.

The small Corporate Programmes business has been downsized to a focused unit where 4imprint Inc's skills can be profitably used.

US Franchising

	2004 US$'000	2004 £'000	2003 US$'000	2003 £'000

Turnover	8,471	4,626	8,377	5,100
Operating profit pre goodwill amortisation and impairment and pension charges	1,840	1,005	(7,684)	(4,678)
Operating profit	1,802	984	(21,346)	(12,183)

This division comprises the AiA promotional products franchising business, based in Oshkosh Wisconsin.

2004 has been a turnaround year for the division and the benefits of the restructuring which commenced in 2003 are evident with a year end operating profit before goodwill amortisation and pension charges of £1m following several years of losses. In 2003 all of the goodwill of £7.05m relating to AiA was written off, together with legacy balances due from Franchise owners totalling £3.36m.

The operation has been successfully consolidated into Oshkosh, Wisconsin with minimal disruption to Franchise Owners. The business has a strong management team and is focused on tight financial controls as well as minimising the fixed overhead cost base. Bad debt issues have been substantially reduced and the business is on a sound footing to move forward.

A decision was taken not to add new franchisees during the year until the reorganisation, relocation and improvements to the control systems were complete. A change in US Financial Accounting Standards (requiring the consolidation of franchisees' accounts for US reporting) makes it impractical for the company to resume sales of new franchises. Therefore, going forward, the business will continue to support its existing base of franchise holders and will start to develop a new group of Independent Sales Representatives. This approach will allow the division to maintain existing business and at the same time will provide a platform for growth. It is anticipated that the new process will commence later in 2005.

Ken Minton
Chairman
21 February 2005

Consolidated Profit and Loss Account (unaudited)
For the 53 weeks ended 31 December 2004

	Note	2004 £'000	2003 £'000
Turnover	2	93,591	94,873
Operating expenses		(90,471)	(105,716)
Operating profit/(loss) before exceptional items, goodwill amortisation and impairment and pension charges		5,075	(2,403)
Exceptional operating expenses	3	(525)	(421)

Goodwill amortisation and impairment		(276)	(7,781)
Pension charges	8	(1,154)	(238)
Operating profit/(loss)	2	3,120	(10,843)
Net interest receivable		291	11
Profit/(loss) on ordinary activities before taxation		3,411	(10,832)
Taxation	4	2,748	2,696
Profit/(loss) on ordinary activities after taxation		6,159	(8,136)
Dividends	5	(1,495)	(1,148)
Transfer to/(from) reserves		4,664	(9,284)
Earnings/(loss) per share			
Basic	6	21.53p	(28.34p)
Diluted	6	20.82p	(28.10p)

All results relate to continuing activities.

Statement of Group Total Recognised Gains and Losses
for the 53 weeks ended 31 December 2004

	2004	2003
	£'000	£'000
Profit/(loss) on ordinary activities after taxation	6,159	(8,136)
Exchange adjustments offset in reserves	(643)	(2,532)
Total gains/(losses) for the financial period	5,516	(10,668)

No tax was payable on UK exchange gains in either period as this was covered by losses brought forward for which no deferred tax asset was previously recognised.

Reconciliation of Movements in Group Shareholders' Funds
for the 53 weeks ended 31 December 2004

		2004	2003
			(restated)
	Note	£'000	£'000
Profit/(loss) on ordinary activities after taxation		6,159	(8,136)
Dividends	5	(1,495)	(1,148)
		4,664	(9,284)
Other recognised losses relating to the period			
- exchange adjustments		(643)	(2,532)
Movements arising from the exercise of share options		7	2
Shares issued in the period		48	-
Own shares purchased in the period		(889)	-
Net movement in shareholders' funds		3,187	(11,814)
Opening shareholders' funds		31,690	43,504

Closing shareholders' funds	34,877	31,690

The opening shareholders' funds were £31,697,000 (2003: £43,513,000) before the reclassification of own shares from fixed asset investments to profit and loss reserves following the adoption of UITF 38 'Accounting for ESOP Trusts'. The effect of this reclassification was to reduce the 2004 and 2003 profit and loss reserve by £889,000 and £7,000 respectively.

Consolidated Balance Sheet (unaudited)
at 31 December 2004

	2004	2003 (restated)
	£'000	£'000
Fixed assets		
Intangible assets	4,065	4,341
Tangible assets	4,399	5,299
Investments	8	-
	8,472	9,640
Current assets		
Stocks	4,640	5,959
Debtors due within one year	26,763	28,523
Debtors due after more than one year	765	1,901
Cash at bank and in hand	15,310	10,128
	47,478	46,511
Creditors: amounts falling due within one year	(20,241)	(23,194)
Net current assets	27,237	23,317
Total assets less current liabilities	35,709	32,957
Provisions for liabilities and charges	(832)	(1,267)
Net assets	34,877	31,690
Capital and reserves		
Called up share capital	11,063	11,044
Share premium account	37,659	37,630
Capital redemption reserve	208	208
Profit and loss account	(14,053)	(17,192)
Equity shareholders' funds	34,877	31,690

Interests in own shares have been reclassified from fixed asset investments to the profit and loss reserve following the adoption of UITF Abstract 38 'Accounting for ESOP Trusts'. The impact is to reduce reserves by £889,000 (2003: £7,000).

The US dollar to sterling exchange rate at the balance sheet date was $1.9031 (2003: $1.7757).

Cash Flow Statement
for the 53 weeks ended 31 December 2004

	Note	2004 £'000	2004 £'000	2003 £'000	2003 £'000
Cash inflow from operating activities	7		7,835		4,545
Returns on investments and servicing of finance			198		11
Taxation			470		397
Capital expenditure			(2,124)		(1,395)
Equity dividends paid			(1,367)		(650)
Cash inflow before use of liquid resources and financing			5,012		2,908
Financing			(157)		2,090
Increase in cash in the period			4,855		4,998
Reconciliation of net cash flow to movement in net cash					
Increase in cash in the period		4,855		4,998	
Movement in bank borrowings		201		(2,090)	
Change in net cash resulting from cash flows			5,056		2,908
Translation difference			37		(84)
Movement in net cash in the period			5,093		2,824
Opening net cash			7,652		4,828
Closing net cash			12,745		7,652

1 Basis of Preparation

This preliminary announcement for the 53 weeks ended 31 December 2004 has not been audited and does not constitute statutory accounts within the meaning of S240 of the Companies Act 1985. The financial information has been prepared on the basis of the accounting policies set out in the Group's Annual Report & Accounts for the 52 weeks ended 27 December 2003 except for the adoption of UITF Abstract 38 'Accounting for ESOP Trusts' as detailed on the face of the balance sheet. Those accounts carry an unqualified auditor's report and have been delivered to the Registrar of Companies. The comparative results, restated for UITF Abstract 38, for the 52 weeks ended 27 December 2003 are abridged and as such do not represent statutory accounts. The full Annual Report & Accounts for the 53 weeks ended 31 December 2004 will be posted to shareholders shortly and, after adoption at the Annual General Meeting, delivered to the Registrar of Companies.

2 Segmental Analysis

The analysis of turnover, operating profit and net assets by origin is as follows:

OPERATING PROFIT/(LOSS)
BEFORE

	TURNOVER		NET ASSETS		EXCEPTIONAL ITEMS, GOODWILL AMORTISATION AND IMPAIRMENT AND PENSION CHARGES	
	2004	2003	2004	2003 (restated)	2004	2003
	£'000	£'000	£'000	£'000	£'000	£'000
EUROPE	7	50,698	15,176	15,620	1,698	2,122
US	44,536	44,175	7,948	9,289	3,377	(4,525)
DIVIDEND CREDITOR & UNALLOCATED COSTS			(992)	(871)	-	-
TOTAL NET CASH			12,745	7,652		
	93,591	94,873	34,877	31,690	5,075	(2,403)

	EXCEPTIONAL OPERATING EXPENSES		GOODWILL AMORTISATION AND IMPAIRMENT		PENSION CHARGES		OPERATING PROFIT /(LOSS)	
	2004 £'000	2003 £'000	2004 £'000	2003 £'000	2004 £'000	2003 £'000	2004 £'000	2003 £'000
EUROPE	(525)	-	(276)	(276)	(1,024)	(120)	(127)	1,726
US	-	-	-	(7,505)	(130)	(118)	3,247	(12,148)
DIVIDEND CREDITOR & UNALLOCATED COSTS	-	(421)	-	-	-	-	-	(421)
TOTAL NET CASH	(525)	(421)	(276)	(7,781)	(1,154)	(238)	3,120	(10,843)

Unallocated liabilities relate to dividends due to be paid by the Group.

Unallocated exceptional operating expenses in 2003 related to the aborted EGM costs and Chief Executive severance costs detailed in note 3. Neither these costs nor liabilities have been allocated to the segments as this would be misleading.

The analysis of turnover, operating profit and net assets by segment is as follows:

	OPERATING PROFIT/(LOSS) BEFORE EXCEPTIONAL ITEMS, GOODWILL

	TURNOVER 2004	TURNOVER 2003	NET ASSETS 2004	NET ASSETS 2003 (restated)	AMORTISATION AND IMPAIRMENT AND PENSION CHARGES 2004	AMORTISATION AND IMPAIRMENT AND PENSION CHARGES 2003
	£'000	£'000	£'000	£'000	£'000	£'000
EUROPEAN PREMIUM PROMOTIONS	13,328	15,854	3,984	4,344	932	1,589
EUROPEAN DIRECT MARKETING & CORPORATE PROGRAMMES	35,727	34,844	8,615	10,964	1,886	1,008
US DIRECT MARKETING	39,910	39,075	3,659	4,936	2,502	972
US FRANCHISING	4,626	5,100	3,108	3,730	1,005	(4,678)
CENTRAL NET ASSETS AND UNALLOCATED COST/INCOME			2,766	64	(1,250)	(1,294)
TOTAL NET CASH			12,745	7,652		
	93,591	94,873	34,877	31,690	5,075	(2,403)

	EXCEPTIONAL OPERATING EXPENSES 2004	EXCEPTIONAL OPERATING EXPENSES 2003	GOODWILL AMORTISATION AND IMPAIRMENT 2004	GOODWILL AMORTISATION AND IMPAIRMENT 2003	PENSION CHARGES 2004	PENSION CHARGES 2003	OPERATING PROFIT /(LOSS) 2004	OPERATING PROFIT /(LOSS) 2003
	£'000	£'000	£'000	£'000	£'000	£'000	£'000	£'000
EUROPEAN PREMIUM PROMOTIONS	(357)	-	(120)	(120)	(45)	(46)	410	1,423
EUROPEAN DIRECT MARKETING & CORPORATE PROGRAMMES	(168)	-	(156)	(156)	(57)	(76)	1,505	776
US DIRECT MARKETING	-	-	-	-	(109)	(118)	2,393	854
US FRANCHISING	-	-	-	(7,505)	(21)	-	984	(12,183)
CENTRAL NET ASSETS AND UNALLOCATED COST/ INCOME	-	(421)	-	-	(922)	2	(2,172)	(1,713)
TOTAL NET CASH								
	(525)	(421)	(276)	(7,781)	(1,154)	(238)	3,120	(10,843)

A detailed review of the segments is given in the Operating Review.

Costs have been allocated in terms of resources required and do contain some indirect costs which are not dependent on the level of business conducted. Unallocated costs relate to the Head Office and ongoing defined contribution charges for Head Office staff as well as the SSAP 24 charge for the defined benefit scheme.

Unallocated assets/(liabilities) relate to taxation, Head Office working capital and dividends, which were not allocated to the segments as this would be misleading.

3 Exceptional operating expenses

	2004	2003
	£'000	£'000
Product recall costs	267	-
European restructuring costs	258	-
Aborted EGM costs	-	209
Severance costs of Chief Executive	-	212
Exceptional operating items	525	421

The operating exceptional in 2004 relates to the cost of a product recall in the European Premium Promotions division which has been treated as exceptional due to its rare occurrence and size, and to restructuring costs of £90,000 in the European Premium Promotions division and £168,000 in the European Direct Marketing and Corporate Programmes division.

The operating exceptional in 2003 related to costs incurred following the requisition of an EGM by Hanover Partners iv LP. The requisition was withdrawn on 10 October 2003. The severance costs related to the resignation of the Chief Executive Officer on 15 December 2003.

4 Taxation

	2004	2003
	£'000	£'000
UK taxation:		
Corporation tax at 30% (2003: 30%)	-	-
Adjustments in respect of previous years	(1,945)	(942)
	(1,945)	(942)
Overseas taxation:		
Current tax	(34)	(405)
Adjustments in respect of previous years	(10)	24
	(44)	(381)
Total current tax	(1,989)	(1,323)

Deferred tax		
Current year	(664)	(888)
Adjustment in respect of previous years	(95)	(485)
	(759)	(1,373)
Tax credit	(2,748)	(2,696)

The effect on the tax credit for the year of the exceptional operating expenses disclosed in note 3 is a credit of £157,000. Factors affecting the total tax credit for the year have been the release of UK Corporation tax provisions totalling £1,953,000 (see UK taxation above) and the recognition of deferred tax assets of £1,571,000 (included in deferred tax above).

5 Dividends

	2004 £'000	2003 £'000
Equity dividends - ordinary shares		
Interim 1.75p (2003: 1.00p), paid 8 November 2004	503	287
Final 3.5p (2003: 3.00p), proposed to be paid 8 April 2005	992	861
	1,495	1,148

The final dividend per ordinary share in respect of 2004 of 3.5p is proposed to be paid on 8 April 2005 to the shareholders on the register at close of business on 11 March 2005.

6 Earnings/(loss) per share

Basic earnings per share (EPS) is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding those held in the Employee Share Trust which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The dilutive potential ordinary shares relate to those share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares at the balance sheet date.

Reconciliations of the earnings and weighted average number of shares used in the calculations are set out below:

	Earnings	2004 Weighted average number of shares	Pence per	Earnings	2003 Weighted average number of shares	Pence per

	£'000	'000	share	£'000	'000	share
Profit/(loss) attributable to shareholders	6,159			(8,136)		
Ordinary shares in issue		28,742			28,713	
Shares held by employee share trust		(135)			(3)	
Basic EPS	6,159	28,607	21.53	(8,136)	28,710	(28.34)
Effect of dilutive shares		980	(0.71)		242	0.24
Diluted EPS	6,159	29,587	20.82	(8,136)	28,952	(28.10)

7 Reconciliation of operating profit/(loss) to operating cash flows

	2004	2003
	£'000	£'000
Operating profit/(loss)	3,120	(10,843)
Depreciation charge	1,886	2,221
Amortisation of goodwill	276	736
US Franchising goodwill impairment	-	7,045
Loss on disposal of tangible fixed assets	44	5
Decrease in stocks	1,261	162
Decrease in debtors	2,769	3,111
(Decrease)/increase in creditors	(1,171)	2,906
Decrease in provisions	(350)	(798)
Net cash inflow from operating activities	7,835	4,545

8 Employee pension schemes

	2004	2003
	£'000	£'000
The net pension charges are made up as follows:		
Defined contribution plans	247	254
Defined benefit schemes:		
Regular cost	242	-
Part of actuarial deficit/(surplus) allocated to year	665	(16)
	1,154	238

Defined Contribution Plans

The Group operates defined contribution plans for the majority of its UK and US employees. The regular contributions are charged to the profit and loss account as they are made.

Defined benefit scheme - SSAP 24 costs

The defined benefit scheme is closed to new members. The £242,000 (2003: £nil)

charge comprises the regular ongoing cost. The £665,000 charge (2003: £16,000 credit) represents the spreading of the actuarial deficit/(surplus) at the last valuation.

Pension disclosures under FRS 17

The Group operates a defined benefit scheme in the UK, which is closed to new members. A full actuarial valuation was carried out at 5 April 2004 and updated to 31 December 2004 by a qualified independent actuary. The major assumptions used by the actuary were:

	2004	2003	2002
Rate of increase in salaries	3.70%	3.75%	3.50%
Rate of increase of pensions in payment	2.70%	2.50%	2.25%
Discount rate	5.50%	5.50%	5.75%
Inflation assumption	2.70%	2.50%	2.25%

The assets in the scheme and the expected rate of return were:

		2004		2003		2002
	Return	£'000	Return	£'000	Return	£'000
Equities	7.50%	36,110	7.00%	35,029	7.00%	31,510
Bonds	5.00%	31,870	5.00%	30,305	5.00%	28,585
Other	6.00%	410	6.00%	682	6.00%	1,485
Total market value of assets		68,390		66,016		61,580
Actuarial value of liability		(86,379)		(83,718)		(78,091)
Deficit in the scheme		(17,989)		(17,702)		(16,511)
Related deferred tax asset		5,397		5,311		4,953
Net pension liability		(12,592)		(12,391)		(11,558)

Movement in deficit during the period

	2004	2003
	£'000	£'000
FRS 17 deficit in scheme at beginning of period after deferred tax credit	(12,391)	(11,558)
Movement in period:		
Current service cost	(75)	(71)
Contributions	1,440	1,110

Net return on assets	(565)	(732)
Actuarial loss	(1,087)	(1,498)
Deferred tax movement	86	358
FRS 17 deficit in scheme at end of period after deferred tax credit	(12,592)	(12,391)

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